April 28, 2016

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Ada D. Sarmento, Staff Attorney

Anne Nguyen Parker, Assistant Director

Re:

Amendment No. 2 to Registration Statement on Form S-1

Filed April 20, 2016

File No. 333-209989

Dear Ms. Sarmento and Ms. Parker:

Below please find our responses to the Staff’s comment letter dated April 28, 2016 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 3 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.

Description of our Business and Properties, page 28

Property and Equipment, page 37

1.

We note your response to our prior comment 2.  Please disclose in this section the arrangement that you currently have with the landowner regarding the land upon which the restaurant is being constructed as provided in your response.  Please file the reservation agreement as an exhibit.  If the reservation agreement is still in effect at the time of effectiveness of this registration statement, please disclose the material terms of the reservation agreement in this section, the date of the last extension, the length of the extension and how the extension was agreed to, verbally or via email.

We have filed the Reservation Agreement as an exhibit.  See Exhibit 10.3.

We have expanded the disclosure to include more details about the current arrangement with the landowner.  See page 37.

We may not have been clear enough in our prior response.  The Reservation Agreement is not currently in effect.  As such, it will not be in effect at the time of effectiveness of this registration statement.

5.

We note the paragraph in your response to our prior comment 2 regarding Dutch Law, and that the court would deem the most recent draft version of the ground lease the final version if it ever came to a legal challenge.  We also note section 1.2 of the reservation agreement, which provides that unless agreed to otherwise in writing, the parties will enter in a lease agreement before expiration of the 2-month reservation period, and that upon the expiration of such reservation period without the parties having entered into a lease agreement, neither party shall have any further rights related to the reservation agreement.  As it appears that the reservation agreement only contemplates changes in writing, please tell us how your verbal agreements to extend the reservation agreement is still in effect, either through the terms of the reservation agreement and any extensions thereto, or through the application of Dutch law.  Finally, please tell us the rights you believe you have in the even the landowner refuses to further extend the reservation agreement, and the basis for any such belief.

The Reservation Agreement is not presently in effect.  The purpose of the Reservation Agreement was to lockup the construction site while Blue Water undertook the architectural and engineering design work required prior to the commencement of construction.  Thereby preventing Indigo Bay from letting someone else move in and build on that particular beachfront location while Blue Water was undertaking those prerequisite steps.  Construction is underway and no one else can step in and build on that particular site.

While the final details of the written Ground Lease Agreement are still being worked on – particularly those relating to the definition of a Nuisance Event, which has been a problem with the other Indigo Bay restaurant further down the beach – we are operating under a verbal agreement which encompasses the primary points of the draft Ground Lease Agreement.  Based on the verbal and written representations of both parties throughout this process, including their respective legal counsel, Dutch law requires both sides to abide by the terms already agreed upon in relation to the Ground Lease Agreement.

Further, we have expanded the disclosure to include more details about the current arrangement with the landowner.  See page 37.

3.

Please disclose in the 12-month milestones section: the $5,313 lease expense, the explanation that you have provided in your response letter for why you believe you may not have to pay this expense until 2019 and that there is no guarantee that you will note have to pay this expense until 2019.

We have expanded the 12-month milestone disclose to include the $5,313 lease expense, as well as a brief discussion about the potential of an extended rent free period.  See page 36.

Please contact me directly at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ J. Scott Sitra

J. Scott Sitra

President and Chief Executive Officer

Lake Side Drive #5 • Indigo Bay • Cay Bay • St. Maarten • Dutch West Indies

(512) 772-1542 • (512) 772-1569 fax • bluewaterbar.com